FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES Q1 RESULTS

Net Income $0.10 per share
EBITDAS $0.17 per share
Gross Margin increase to 38.7%
HappyWater® sales jump 38%

Vancouver, Canada, June 14, 2016, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its first quarter of fiscal 2016, which ended May 31, 2016. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000.

Q1 2016 net income was $295,000 or $0.10 per share versus net loss of $(411,000) or $(0.15) per share in the same quarter of fiscal 2015. That is a positive swing of more than $700,000, or $0.25 per share, over Q1 last year and a testament to the cost savings implemented during fiscal 2015. SG&A expenses dropped by almost $300,000 in Q1 and gross profit margin rose to 38.7% .. EBITDAS for Q1 was $492,000, or $0.17 per share.

Cash as at May 31, 2016 was $793,000, an increase of more than $500,000 over that on hand at year end. The slight decrease in revenue was attributable to a reduction in co-pack revenues, in the main offset by increased sales of branded beverages. The company also recorded a gain on the sale of a long-unused internet domain.

Sales of Happy Water® continue to grow, increasing 38% over Q1 2015. Most of the company’s new listings and foreign sales will impact Q2.

Non-GAAP Net Income (Loss) before SBC is determined as follows:

	Q1 2016	Q1 2015
Net Income (Loss)	$295,000	$(411,000)
Add Back SBC	-	-
Net income (loss) before SBC	$295,000	$(411,000)

Non-GAAP Net Income (Loss) per share before SBC is determined as follows:

	Q1 2016	Q1 2015
Net Income (Loss)	$0.10	$(0.15)
Add Back SBC	-	-
Net income (loss) before SBC - Basic	$0.10	$(0.15)

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q1 2016	Q1 2015
Net Income (Loss)	$295,000	$(411,000)
Add Back:
Interest, net	-	(2,000)
Depreciation and amortization	170,000	170,000
Non- cash stock based compensation	-	-
Non- cash income tax expense	27,000	(65,000)
Total Add Backs	197,000	(103,000)
EBITDAS	$492,000	$(308,000)

EBITDAS per share reconciles to earnings per share as follows:

	Q1 2016	Q1 2015
Net Income (Loss)	$0.10	$(0.15)
Add Back:
Interest, net	-	-
Depreciation and amortization	0.06	0.06
Non-cash stock based compensation	-	-
Non-cash income tax expense	0.01	(0.02)
Total Add Backs	0.07	0.04
EBITDAS	$0.17	$0.11

Gross profit margin for the quarter was 38.7%, up from 31.1% in the same quarter last year. Gross revenue for Q1 2016 was $3,034,000, versus $3,183,000 in the comparative period of last year.

Discounts, rebates and slotting fees were $180,000 in Q1 2016, an increase of $93,000 compared to the same period of the prior year as a result of new listing fees for Happy Water®. Selling, General and Administrative Expenses (“SG&A”) were $945,000 in Q1 of fiscal 2016, versus $1,232,000 in Q1 of the previous year.

As at May 31, 2016 the Company had outstanding 2,855,947 common shares.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market.

Non-GAAP Measures
Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

©2016 Leading Brands, Inc.

This news release is available at www.LBIX.com
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(table follows)

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS)
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended
	May 31, 2016	May 31, 2015

Gross Revenue	$3,033,722	$3,182,785
Less: Discount, rebates and slotting fees	(180,012)	(87,055)
Net Revenue	2,853,710	3,095,730

Cost of sales	1,748,980	2,132,710
Operations, selling, general & administration expenses	945,259	1,231,785
Depreciation of property, plant and equipment	170,253	170,469
Interest, net	0	(2,465)
Change in fair value of derivative liability	(26,042)	38,941
Gain on disposal of assets	(306,774)	0
	2,531,676	3,571,440
Net income (loss) before taxes	322,034	(475,710)

Income tax expense	27,159	(64,939)

Net and comprehensive income (loss)	$294,875	$(410,771)

Earnings per share
Basic income (loss) per share	$0.10	$(0.15)
Weighted average number of shares outstanding – basic	2,859,697	2,896,886

Fully diluted income (loss) per share	$0.10	$(0.15)
Weighted average number of shares outstanding – diluted	2,859,697	3,103,164